UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Fred’s, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

356108100

(CUSIP Number)

Heath freeman

alden global capital llc

885 Third Avenue, 34th Floor

New York, NY 10022

(212) 888-5500

STEVE WOLOSKY, ESQ.

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 356108100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 21, 2017, Alden Global Capital LLC and certain of its affiliates (collectively, “Alden”) entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters.   The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Terms that are not otherwise defined herein have the meanings ascribed to them in the Cooperation Agreement.

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to immediately appoint each of Steven B. Rossi and Timothy Barton (the “Alden Designees”) to the Board and that effective upon the conclusion of the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) through the Termination Date (as defined below), the size of the Board will not exceed nine (9) directors; provided, however, that the size of the Board may be increased to eleven (11) directors to accommodate one additional director approved by the Board and one additional director designated by Alden (the “Additional Alden Designee”), who meets certain independence and experience criteria, as long as Alden satisfies the 10% Ownership Threshold (as defined below).

The Issuer also agreed, among other things, to: (i) immediately combine the Governance and Nominating Committees of the Board into the Nominating and Governance Committee and to not separate such committee from the date of the Cooperation Agreement through the Termination Date (the “Cooperation Period”); (ii) immediately appoint each of the Alden Designees to each of the Nominating and Governance Committee and the Compensation Committee; (iii) promptly reconstitute each of the Nominating and Governance Committee and the Compensation Committee to be comprised of four (4) directors, including each of the two Alden Designees, with one of the Alden Designees appointed as chairman of the Compensation Committee; (iv) nominate and recommend each of the Alden Designees for election to the Board at any meeting of stockholders during the Cooperation Period at which directors are to be elected; and (v) hold the 2017 Annual Meeting no later than June 15, 2017 and the 2019 annual meeting of stockholders no later than May 31, 2019.

Pursuant to the Cooperation Agreement, if any of the Alden Designees ceases to be a director prior to the end of the Cooperation Period and at such time Alden beneficially owns at least the lesser of ten percent (10%) of the Issuer’s then outstanding Shares and 3,798,662 Shares (the “10% Ownership Threshold”), then Alden is entitled to recommend a substitute candidate(s) who meets certain independence and experience criteria. If, however, Alden’s beneficial ownership is below the 10% Ownership Threshold but is at least the lesser of five percent (5%) of the Issuer’s then outstanding Shares and 1,899,331 Shares (the “5% Ownership Threshold”), then Alden has such replacement right only if the Alden Designee who ceased to be a director was the only Alden Designee on the Board. In addition, in the event that an Additional Alden Designee ceases to be a director prior to the end of the Cooperation Period and at such time Alden satisfies the 5% Ownership Threshold, Alden is entitled to recommend a substitute candidate in accordance with the procedures for selecting such Additional Alden Designee.

The Cooperation Agreement also provides that at any time prior to the end of the Cooperation Period, if Alden fails to satisfy the 10% Ownership Threshold, Alden shall designate one Alden Designee who shall immediately resign from the Board and all committees thereof and if Alden fails to satisfy the 5% Ownership Threshold, the second Alden Designee and any Additional Alden Designee shall immediately resign from the Board and all committees thereof.

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CUSIP NO. 356108100

During the Cooperation Period, Alden agreed, among other things, to appear in person or by proxy at any meeting of stockholders and vote all Shares beneficially owned by it in accordance with the Board’s recommendations with respect to (i) the election or removal of directors, (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm, (iii) the Issuer’s “say-on-pay” proposal and (iv) any other proposal to be submitted to the stockholders; provided, however, that in the event that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer proposal or stockholder proposal (other than proposals relating to the election of directors), Alden is permitted to vote in accordance with the ISS and Glass Lewis recommendations; provided; further, that Alden is permitted to vote in its discretion on any Issuer proposal regarding any Extraordinary Transaction or Equity Issuance (other than any Equity Issuance pursuant to any compensation plan, program, policy, contract or arrangement approved by the Board (a “Compensation Equity Issuance”)); provided, further, that with respect to any Issuer proposal regarding a Compensation Equity Issuance, (a) if either ISS or Glass Lewis recommend in favor of such Compensation Equity Issuance, Alden must vote in accordance with the Board’s recommendations, and (b) if both ISS and Glass Lewis recommend otherwise with respect to such Compensation Equity Issuance, Alden is permitted to vote in its discretion.

Alden also agreed to certain customary standstill provisions during the Cooperation Period, subject to certain exceptions, including the ability of Alden to buy back Shares to restore its ownership percentage if and to the extent the Issuer effects an Equity Issuance of more than 4.5% of the issued and outstanding Shares as of the date of the Cooperation Agreement. The standstill provisions generally prohibit Alden from taking specified actions with respect to the Issuer and its securities, including, among others: (i) nominating or recommending for nomination any person for election as a director of the Issuer or submitting any stockholder proposal for consideration at any meeting of stockholders; (ii) initiating, encouraging or participating in any “withhold” or similar campaign with respect to any meeting of stockholders or any solicitation of written consents of stockholders; (iii) soliciting or participating in the solicitation of proxies; (iv) joining any “group” or becoming party to any voting arrangement or agreement; or (v) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations.

The Cooperation Agreement also provides that during the Cooperation Period: (i) each of the Issuer and Alden agrees not to initiate or pursue any lawsuit, claim or other legal proceeding against each such party, subject to certain exceptions; (ii) the Company agrees to provide Alden with the opportunity to participate on a pro rata basis in any Equity Issuance, subject to certain exceptions for Equity Issuances relating to certain business combination transactions, stock splits, stock dividends, reclassifications or recapitalizations of the Issuer and certain Compensation Equity Issuances, provided, further, that the Issuer agrees that it will not issue equity with special voting or super majority voting power; and (iii) Alden agrees to grant the Issuer an exclusive option to purchase any Shares offered by Alden that Alden proposes to transfer in a privately negotiated transaction equal to 5% or more of the issued and outstanding Shares, in each case subject to the terms and conditions and in accordance with the procedures set forth in the Cooperation Agreement.

In addition, the Issuer agreed to grant Alden customary and reasonable registration rights pursuant to a registration rights agreement to be entered into promptly following the date of the Cooperation Agreement and Alden agreed to cooperate with the Company in good faith in connection with the Federal Trade Commission’s review of the divestiture of certain assets of Rite Aid Corporation to the Issuer.

Pursuant to the Cooperation Agreement, each of the Issuer and Alden have the right to terminate such agreement upon the earlier of (i) the date of termination, if any, of that certain Asset Purchase Agreement between the Issuer and its wholly-owned subsidiary, AFAE, LLC, on the one hand, and Rite Aid and Walgreens Boots Alliance, Inc., on the other hand (including any amendments, restatements or supplements thereto from time to time (the “APA”), or any other material agreement involving those parties (or affiliates, associates or designees thereof) that supersedes, or is deemed a substitute or replacement for, the APA and which is entered into prior to or concurrent with the termination of the APA and relates to the subject matter of such agreement) or (ii) February 1, 2019 (the “Termination Date”).

6

CUSIP NO. 356108100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,986,626 Shares outstanding as of April 7, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2017.

A.	Opportunities
(a)	As of the close of business on April 24, 2017, Opportunities beneficially owned 9,275,000 Shares.

               Percentage: Approximately 24.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	Opportunities has not entered into any transactions in the Shares during the past 60 days.
B.	Alden
(a)	Alden, as the investment manager of Opportunities, may be deemed the beneficial owner of the 9,275,000 Shares owned by Opportunities.

               Percentage: 24.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	Alden has not entered into any transactions in the Shares during the past 60 days.
C.	Mr. Freeman
(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 9,275,000 Shares owned by Opportunities.

              Percentage: Approximately 24.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	Mr. Freeman has not entered into any transactions in the Shares during the past 60 days.

7

CUSIP NO. 356108100

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

  On April 21, 2017, Alden and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement by and among Alden Global Capital LLC, Strategic Investment Opportunities LLC, Heath B. Freeman and Fred’s, Inc., dated April 21, 2017.

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CUSIP NO. 356108100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2017

Strategic Investment Opportunities LLC

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

9